Exhibit 99.2

KAMADA LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

The undersigned hereby appoint(s) Chaime Orlev and Orna Naveh, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 1.0 per share, of Kamada Ltd. (the “Company”), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the 2019 Annual General Meeting of Shareholders of the Company to be held on Monday, November 4, 2019, at 2:00 p.m. (Israel time), at the offices of the Company, 2 Holzman Street, Weizmann Science Park, Rehovot 7670402, Israel, and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the Notice of and Proxy Statement for such Annual General Meeting (receipt of which is hereby acknowledged):

THIS PROXY WILL BE VOTED AS SPECIFIED ON THE REVERSE. IN THE ABSENCE OF SUCH SPECIFICATION, THE SHARES REPRESENTED BY THIS PROXY CARD WILL BE VOTED FOR THE ELECTION OF THE DIRECTORS NAMED IN ITEM 1 AND FOR EACH OF THE OTHER ITEMS SET FORTH ON THE REVERSE. ON ANY OTHER BUSINESS THAT MAY PROPERLY COME BEFORE THE MEETING, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED ABOVE AS PROXIES.

IF PROPOSAL 4 IS NOT APPROVED AT THE ANNUAL GENERAL MEETING, VOTES CAST FOR ITEM 2 WILL NOT BE COUNTED UNLESS “YES” OR “NO” HAS BEEN SPECIFIED AS TO WHETHER THE SHAREHOLDER HAS A PERSONAL INTEREST (AS DEFINED IN THE PROXY STATEMENT) WITH RESPECT TO THE PROPOSAL.

VOTES CAST FOR ITEMS 3 AND 4 WILL NOT BE COUNTED UNLESS “YES” OR “NO” HAS BEEN SPECIFIED AS TO WHETHER THE SHAREHOLDER HAS A PERSONAL INTEREST (AS DEFINED IN THE PROXY STATEMENT) WITH RESPECT TO SUCH PROPOSAL.

(Continued and to be signed on the reverse side)

2019 ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

KAMADA LTD.

 November 4, 2019

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Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

Please detach along perforated line and mail in the envelope provided.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF THE DIRECTORS NAMED IN ITEM 1 AND “FOR” ALL OTHER PROPOSALS.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
1.	To elect nine directors to serve as members of the Company’s Board of Directors until the next annual general meeting of shareholders.	FOR	AGAINST	ABSTAIN			FOR	AGAINST	ABSTAIN
	Mr. Leon Recanati	☐	☐	☐	2.	To approve the grant of options to each of the director nominees (other than Mr. Asaf Frumerman), subject to their election at the Meeting.	☐	☐	☐
	Dr. Michael Berelowitz	☐	☐	☐
	Mr. Avraham Berger	☐	☐	☐			YES	NO
	Mr. Asaf Frumerman	☐	☐	☐
Do you have a “personal interest” (as defined in the Proxy Statement) with respect to the subject matter of Proposal 2? (Please note: if Proposal 4 is not approved, if you do not mark either “YES” or “NO” your shares will not be voted on Proposal 2)
							☐	☐
	Mr. Jonathan Hahn	☐	☐	☐
	Prof. Itzhak Krinsky	☐	☐	☐
	Ms. Efrat Makov	☐	☐	☐			FOR	AGAINST	ABSTAIN
	Mr. Shmuel (Milky) Rubinstein	☐	☐	☐	3.	To approve amended compensation terms and a one-time award of equity-based compensation, consisting of options and restricted shares, to Mr. Amir London, the Company’s Chief Executive Officer.	☐	☐	☐
	Mr. David Tsur	☐	☐	☐

							YES	NO

Do you have a “personal interest” (as defined in the Proxy Statement) with respect to the subject matter of Proposal 3? (Please note: if you do not mark either “YES” or “NO” your shares will not be voted on Proposal 3)
							☐	☐

							FOR	AGAINST	ABSTAIN
					4.	To approve an amended Compensation Policy for Executive Officers and Compensation Policy for Directors.	☐	☐	☐

							YES	NO

Do you have a “personal interest” (as defined in the Proxy Statement) with respect to the subject matter of Proposal 4? (Please note: if you do not mark either “YES” or “NO” your shares will not be voted on Proposal 4)
							☐	☐

							FOR	AGAINST	ABSTAIN
5.
To ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent registered public accountants for the year ending December 31, 2019 and for such additional period until the next annual general meeting.
							☐	☐	☐

To ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent registered public accountants for the year ending December 31, 2019 and for such additional period until the next annual general meeting.
☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.